06009228

[handwritten: AB 6/29]

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER
8- 29332

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __October 1, 2004__ AND ENDING __September 30, 2005__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Chevy Chase Securities, Inc.*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7501 Wisconsin Avenue

(No. and Street)

Bethesda	Maryland	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Thomas J. Mudlaff__   __(240) 497-7241__
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *if individual, state last, first, middle name*)

8484 Westpark Drive	McLean,	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Thomas J. Mudlaff_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Chevy Chase Securities, Inc._____, as of __September 30_____, 20 __05__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

RICARDO W. RAWLE
Notary Public, State of Maryland
My Commission Expires Oct. 30, 2007

_____
Notary Public

_____
Signature
President
_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHEVY CHASE SECURITIES, INC.

RESTATED FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

AS OF SEPTEMBER 30, 2005 AND 2004,

TOGETHER WITH REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

Restated June 22, 2006

CHEVY CHASE SECURITIES, INC.

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Chevy Chase Securities, Inc.

We have audited the accompanying statements of financial condition of Chevy Chase Securities, Inc. (the "Corporation") as of September 30, 2005 and 2004, and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chevy Chase Securities, Inc. at September 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

As discussed in Note 6 to the financial statements, the Corporation has restated previously issued 2005 financial statements.

Ernst + Young LLP

McLean, Virginia
November 4, 2005, except for Note 6,
as to which the date is June 9, 2006

CHEVY CHASE SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION

	September 30,	
	2005	2004
	(restated)	
ASSETS		
Cash	$ 399,064	$ 183,391
Cash segregated under federal and other regulations	1,251,811	262,654
Investment securities	1,370,038	1,342,925
Accounts receivable	192,962	167,374
Income taxes receivable	196,447	111,325
Furniture and equipment, net	238,693	241,215
Prepaid expenses	27,934	17,669
Total assets	$ 3,676,949	$ 2,326,553
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable to Bank	$ 335,386	$ 721
Customer deposits	1,251,811	262,654
Accounts payable and accrued expenses	1,015,058	889,285
Total liabilities	2,602,255	1,152,660
Stockholder's equity:		
Common stock, $1 par value, 100,000 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Capital contributed in excess of par value	2,459,000	2,159,000
Retained deficit	(1,385,306)	(986,107)
Total stockholder's equity	1,074,694	1,173,893
Total liabilities and stockholder's equity	$ 3,676,949	$ 2,326,553

The Notes to Financial Statements are an integral part of these statements.

CHEVY CHASE SECURITIES, INC.
STATEMENTS OF OPERATIONS

	Years Ended September 30,	
	2005	2004
	(restated)	
Income:		
Commissions and fees	$ 10,099,189	$ 9,646,005
Interest	47,380	16,653
Other income	-	1,688
Total income	10,146,569	9,664,346
Expenses:		
Salaries and employee benefits	7,556,200	7,248,155
Data processing	1,042,604	1,172,536
Occupancy	381,570	344,087
Depreciation and amortization	93,414	93,485
Marketing	165,606	69,241
Other	1,563,554	1,422,712
Total expenses	10,802,948	10,350,216
Loss before income taxes	(656,379)	(685,870)
Benefit for income taxes	257,180	270,434
Net Loss	$ (399,199)	$ (415,436)

The Notes to Financial Statements are an integral part of these statements.

CHEVY CHASE SECURITIES, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY

	Common Stock	Capital Contributed in Excess of Par Value	Retained Deficit	Total Stockholder's Equity
Balance, September 30, 2003	$ 1,000	$ 1,859,000	$ (570,671)	$ 1,289,329
Capital contribution	-	300,000	-	300,000
Net loss	-	-	(415,436)	(415,436)
Balance, September 30, 2004	1,000	2,159,000	(986,107)	1,173,893
Capital contribution	-	300,000	-	300,000
Net loss (restated)	-	-	(399,199)	(399,199)
Balance, September 30, 2005 (restated)	$ 1,000	$ 2,459,000	$ (1,385,306)	$ 1,074,694

The Notes to Financial Statements are an integral part of these statements.

CHEVY CHASE SECURITIES, INC.
STATEMENTS OF CASH FLOWS

	Years Ended September 30,	
	2005	2004
Cash flows from operating activities:	(restated)	
Net loss	$ (399,199)	$ (415,436)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	93,414	93,485
Gain on sales of furniture and equipment	-	(1,688)
Loss on retirement of furniture and equipment	-	21,612
Net proceeds from maturities of investment securities	6,839	1,276
Accretion of discounts	(33,952)	(12,880)
Increase in accounts receivable and prepaid expenses	(35,853)	(26,732)
(Increase) decrease in income taxes receivable	(85,122)	44,221
Increase (decrease) in accounts payable to Bank	334,665	(49,347)
Increase (decrease) in customer deposits	989,157	(208,144)
Increase in accounts payable and accrued expenses	125,773	65,182
Net cash provided by (used in) operating activities	995,722	(488,451)
Cash flows from investing activities:		
Purchases of furniture and equipment	(90,892)	(68,233)
Proceeds from sales of furniture and equipment	-	14,000
Net cash used in investing activities	(90,892)	(54,233)
Cash flows from financing activities:		
Capital contributions from parent	300,000	300,000
Net cash provided by financing activities	300,000	300,000
Net increase (decrease) in cash	1,204,830	(242,684)
Cash at beginning of year	446,045	688,729
Cash at end of year	$ 1,650,875	$ 446,045
Supplemental disclosure of cash flow information:		
Cash received during the year for income taxes	$ 172,071	$ 341,663

The Notes to Financial Statements are an integral part of these statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

Chevy Chase Securities, Inc. (the "Corporation") is a licensed broker-dealer in the business of selling securities on a retail basis to the general public, including customers and depositors of Chevy Chase Bank, F.S.B. (the "Bank"). The Corporation's principal market is the Washington, DC metropolitan area. A summary of significant accounting policies of the Corporation is as follows:

Affiliation of Corporations:

The Corporation is a wholly-owned subsidiary of Chevy Chase Financial Services Corporation ("CCFS"), which is a wholly-owned subsidiary of the Bank, a federally chartered stock savings bank and a subsidiary of B. F. Saul Real Estate Investment Trust (the "Trust"). The Bank is in compliance with its regulatory capital requirements.

Use of Estimates:

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the statements of financial condition and statements of operations for the reporting period. Actual results could differ from these estimates.

Cash:

Cash includes cash and cash segregated under federal and other regulations for purposes of reporting cash flows. Cash segregated under federal and other regulations represents funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Investment Securities:

All investment securities at September 30, 2005 and 2004 are classified as "trading." Securities classified as "trading" are reported at fair value, with unrealized gains and losses included in earnings. Premiums and discounts are amortized or accreted using the level yield method. Realized gains and losses are determined using the specific identification method.

Furniture and Equipment:

Furniture and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method at rates calculated to allocate the cost of the applicable assets over their estimated useful lives. Leasehold improvements are amortized over the shorter of the term of the respective lease (including renewal options that are expected to be exercised) or 20 years.

Income Taxes:

The Bank and its subsidiaries, including the Corporation, the Trust (owner of 80% of the common stock of the Bank) and the other companies in the Trust's affiliated group are parties to a tax sharing agreement. Under the agreement, the Bank and its subsidiaries compensate the Trust for federal taxes due and an expense is accrued; or the Trust compensates the Bank and its subsidiaries for federal taxes recoverable and a benefit is accrued, subject to certain limitations.

The Corporation utilizes an asset and liability approach in its accounting for income taxes, which results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between financial statement and tax basis carrying amounts. Deferred income taxes are recorded using currently

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued):

Income Taxes (Continued):

enacted tax laws and rates. The Corporation establishes a valuation allowance against gross deferred tax assets to the extent the Corporation cannot determine that it is more likely than not that such assets will be realized through taxes available in carryback years, future reversals of existing taxable temporary differences or projected future taxable income. No valuation allowance was recorded to reduce the carrying value of the assets at September 30, 2005 and 2004. The net deferred assets at September 30, 2005 and 2004 were $196,447 and $111,325, respectively, and primarily relate to temporary differences in compensation expense, depreciation expense, and state net operating loss carryforward.

The Corporation had permanent differences, representing certain expenses which are not deductible for income tax purposes. State income taxes are provided on a separate company basis; benefits are not accrued unless recognizable on a separate company basis.

At September 30, 2005, the Corporation's state net operating loss carryforwards were approximately $2,248,990. The net operating loss carryforwards will expire in the years 2021 through 2025.

Fair Value of Financial Instruments:

Fair value of investment securities is based on quoted market prices. At September 30, 2005, the Corporation had one investment security, a short-term U.S. Government Treasury Bill with a maturity of 90 days, with a carrying amount and fair value of $1,370,038. At September 30, 2004, the Corporation had one investment security with a carrying amount and fair value of $1,342,925.

The Corporation's other financial instruments consist of cash, short-term receivables and payables for which their carrying amounts approximate fair value.

NOTE 2 - FURNITURE AND EQUIPMENT:

Furniture and equipment is comprised of the following:

	Estimated useful lives	September 30, 2005	September 30, 2004
Furniture and fixtures	5 – 15 years	$ 490,777	$ 449,679
Automobiles	3 – 5 years	128,282	82,800
		619,059	532,479
Less:			
Accumulated depreciation and amortization		380,366	291,264
Total		$ 238,693	$ 241,215

Total depreciation and amortization expense was $93,414 and $93,485 for the years ended September 30, 2005 and 2004, respectively. The Corporation retired fully depreciated assets amounting to $4,312 during the year ended September 30, 2005.

NOTE 3 - RETIREMENT PLAN:

The Corporation participates in a defined contribution profit sharing retirement plan (the "Plan") which covers those full-time employees who meet the requirements as specified in the Plan. Only corporate contributions are made to the Plan and the Plan can be modified or discontinued at any time. Corporate contributions, at the discretionary amount of up to six percent of the employee's cash compensation, subject to certain limits, were $270,950 and $240,544 for the years ended September 30, 2005 and 2004, respectively. There are no past service costs associated with the Plan and the

NOTE 3 - RETIREMENT PLAN (Continued):

Corporation has no liability under the Plan other than its current contributions. The Plan owns 4% of the Bank's common stock.

NOTE 4 - TRANSACTIONS WITH RELATED PARTIES:

The Corporation had cash balances of $1,630,876 and $426,045 as of September 30, 2005 and 2004, respectively, held in various deposit accounts with the Bank. Interest earned on these accounts was $12,930 and $3,288 for the years ended September 30, 2005 and 2004, respectively.

Certain officers and directors of the Corporation and/or the Bank are also officers and/or directors of B. F. Saul Company, an affiliate of the Trust, and/or its subsidiaries.

The Corporation rents certain of its office space from the Bank. Total payments to the Bank were $435,933 and $415,773 during the years ended September 30, 2005 and 2004, respectively.

Accounts payable to the Bank consists of certain fees owed to the Corporation from the Bank, net of certain expenses paid by the Bank on behalf of the Corporation.

The Bank provides certain administrative and support services to the Corporation and charges the Corporation for these services. During the years ended September 30, 2005 and 2004, the fees for these services charged to the Corporation totaled $2,336,243 and $2,167,851, respectively. The Bank has provided and will continue to provide financial support to the Corporation so that it can meet its financial obligations as they come due.

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Corporation is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. Rule 15c3-1 requires that aggregate indebtedness, as defined, shall not exceed fifteen times net capital, as defined.

At September 30, 2005, the Corporation's net capital of $465,165, as defined, exceeded required net capital of $250,000 by $215,165 and the ratio of aggregate indebtedness to net capital was 5.59 to 1.

The following table is the Corporation's net capital computation under Rule 15c3-1 at September 30, 2005 reconciled to the unaudited report originally filed with the Securities and Exchange Commission as of September 30, 2005:

	Originally Filed	Adjustments	Restated
Total stockholder's equity	$ 1,241,503	$ (166,809)	$ 1,074,694
Less non-allowable assets:			
Furniture and equipment, net	238,693	-	238,693
Accounts receivable from noncustomers	329,907	12,995	342,902
Other non-allowable assets	27,934	-	27,934
Adjusted net capital	$ 644,969	$ (179,804)	$ 465,165

NOTE 6 – RESTATED FINANCIAL STATEMENTS

The Corporation has restated its financial results for the fiscal year ended September 30, 2005 to correct an error in salaries and employee benefits. Salary and employee benefit expense of $276,622 for several employees was advertently recorded to an affiliated company as opposed to the Corporation. The net effect of the error was to increase the Corporation's net loss by $166,809 and to decrease stockholder's equity by the same amount.

Exhibit I

CHEVY CHASE SECURITIES, INC.
Bethesda, Maryland
September 30, 2005

Computation for Determination of Reserve
Requirement Under Exhibit A
of Rule 15c3-3

Member exempt under
15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii)

Information Relating to Possession
and Control Requirements Under
Rule 15c3-3

Member exempt under
15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii)

<u>**Supplemental Report of Independent Registered Public Accounting Firm on Internal Control**</u>

Board of Directors
Chevy Chase Securities, Inc.

In planning and performing our audit of the financial statements of Chevy Chase Securities, Inc. (the "Company"), for the year ended September 30, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become

inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control activities and its operation that we consider to be a material weakness as defined above. The Company made an error during 2005 related to the coding of its employees in the payroll system which resulted in an understatement of salaries and employee benefits expense. An adjustment to correct the error was subsequently recorded, net of applicable taxes. The Company has consequently amended and refiled its September 30, 2005 FOCUS report.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's criteria, except for the above matter involving internal control activities and its operation that we consider to be a material weakness as defined above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

McLean, Virginia
June 9, 2006